Exhibit 1A-6A(ii)

Ti Ullor

Notary Public in and for said County and State

TRICIA JEAN HULL
Notary Public - State of Florida
Commission # GG 943658
My Comm. Expires Feb 17, 2024
Bonded through National Notary Assn.

STATE OF N.J.)
)ss
COUNTY OF Monmouth)

On 6-30-20, before me, the undersigned, a Notary Public in and for the said State, personally appeared **Tim McCorry** known to me personally or proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument, and acknowledged to me that (s)he executed the same.

WITNESS my hand and official seal.

Maria Feliciano

Notary Public in and for said County and State

MARIA FELICIANO
Commission # 2438712
Notary Public - State Of New Jersey
My Commission Expires
Sept. 24, 2023

MUSICAL OPTION & PURCH. AGREEMENT – OPENING NIGHT ENTERPRISES, LLC/COYOTE

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